ISI North American Government Bond Fund
ISI Total Return U.S. Treasury Fund
ISI Managed Municipal Fund
ISI Strategy Fund
40 West 57th Street, 18th Floor
New York, New York 10019

Via EDGAR Correspondence

August 1, 2011

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	ISI North American Government Bond Fund
--- SEC File No. 811-07292
ISI Total Return U.S. Treasury Fund
--- SEC File no. 811-05040
ISI Managed Municipal Fund
--- SEC File No. 811-06023
ISI Strategy Fund
--- SEC File no. 811-08291
(each a “Fund” and together, the “Funds”)

Dear Ms. Hatch:

This letter is in response to the comments provided via telephone conference on July 8, 2011 regarding the Form 40-17g filing (the “Fidelity Bond Filing”) and the Form N-CSR filing (the “Annual Report”), each filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Funds on December 1, 2010 and January 5, 2011, respectively.  The comments provided by the SEC and the responses of the Funds are listed below:

1.         Comment:  In the transmittal letter of the Fidelity Bond Filing, the Funds did not include a statement showing the amount of the single insured bond that each Fund would have provided and maintained had it not been named as an insured under a joint insured bond.  In the future, please provide the amount of the single insured bond in the transmittal letter.

Response:   The Funds will make the change as requested in the next filing made pursuant to Rule 17g-1.

2.         Comment:  Note B to the Annual Report does not indicate whether any of the Funds engaged in transfers between Level 1 securities, Level 2 securities and Level 3 securities.  In the future, please provide the disclosure concerning any transfers between the different levels.

Response:   As of October 31, 2010, the close of the Funds’ last fiscal year, none of the Funds had transfers between Level 1, Level 2 and Level 3 securities.  Going forward, the Funds will state as to whether or not any of the Funds engaged in transfers between the different levels.

3.         Comment:  Note G to the Annual Report states that the ISI North American Government Bond Fund “may use forward foreign currency contracts to manage foreign exchange risk.”  In the future, please clearly state (i) whether the ISI North American Government Bond Fund, or any of the Funds, transacted in forward foreign currency contracts and (ii) if the Fund has transacted in forward foreign currency contracts, indicate the average nominal amount and other explanatory information regarding such derivative investments.

Response:   As of October 31, 2010, the close of the Funds’ last fiscal year, the ISI North American Government Bond Fund had not used any forward foreign currency contracts.  Going forward, the Funds will state as to whether or not any of the Funds transacted in forward foreign currency contracts and provide the explanatory information concerning any such investments.

I hope that the foregoing is responsive to the comments provided on July 8, 2011.  Please do not hesitate to contact the Funds at (617) 662-1742 if you have any questions.

Very truly yours,

/s/ David James
David James
Assistant Secretary

EXHIBIT

August 1, 2011

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	ISI North American Government Bond Fund
--- SEC File No. 811-07292
ISI Total Return U.S. Treasury Fund
--- SEC File no. 811-05040
ISI Managed Municipal Fund
--- SEC File No. 811-06023
ISI Strategy Fund
--- SEC File no. 811-08291
(each a “Fund” and together, the “Funds”)

Dear Ms. Hatch:

In connection with the Form 40-17g filing (the “Fidelity Bond Filing”) and the Form N-CSR filing (the “Annual Report”), each filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Funds on December 1, 2010 and January 5, 2011, respectively, the Funds hereby acknowledge that:

•	the Funds are responsible for the adequacy and the accuracy of the disclosure in the Fidelity Bond Filing and the Annual Report;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Fidelity Bond Filing and the Annual Report reviewed by the staff do not foreclose the SEC from taking any action with respect to the Fidelity Bond Filing and the Annual Report; and

•	the Funds may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

We hope that the foregoing is responsive to your request made on July 8, 2011.  Please do not hesitate to contact the Funds at (617) 662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James
David James
Assistant Secretary